Exhibit 4.3

AMENDMENT TO AMENDED AND RESTATED RIGHTS AGREEMENT

This AMENDMENT TO AMENDED AND RESTATED RIGHTS AGREEMENT, dated as of December 17, 2008 (the “Amendment”), is by and between VIST FINANCIAL CORP., a Pennsylvania corporation (the “Company”), and AMERICAN STOCK TRANSFER & TRUST COMPANY, a New York corporation (the “Rights Agent”).

WITNESSETH

WHEREAS, the Company and Rights Agent have heretofore entered into the Amended and Restated Rights Agreement, dated as of March 3, 2008 (the “Rights Agreement”);

WHEREAS, no Distribution Date (as defined in the Rights Agreement) has occurred;

WHEREAS, the Board of Directors of the Company has adopted, in accordance with Section 27 of the Rights Agreement, a resolution approving this Amendment and directing the appropriate officers of the Company to take all appropriate steps to execute and put into effect this Amendment, and an appropriate officer of the Company has provided a certificate to the Rights Agent as provided for in such Section 27.

NOW, THEREFORE, in consideration of the premises and covenants set forth in the Rights Agreement and this Amendment, the parties hereby agree as follows:

1.               Certain Definitions.  Sections 1(a) and 1(b) of the Rights Agreement are hereby amended and restated to read in their entirety as follows:

(a)  “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of (i) 15% or more of the shares of Common Stock or (ii) Voting Securities that in the aggregate represent 15% or more of the Total Voting Power, but shall not include (x) the Company, any Subsidiary of the Company, any employee stock option plan or other employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed, or established by the Company for or pursuant to the terms of any such plan, (y) the United States Department of the Treasury (the “Investor”) and be inapplicable to a certain Letter Agreement, dated December 19, 2008 (the “Purchase Agreement”), between the Company and the Investor and a warrant (the “Warrant”) to purchase 364,078 shares of Common Stock issued to the Investor and the consummation of the transactions contemplated thereby, including the exercise of the Warrant by the Investor in accordance with its terms.

(b)  “Adverse Person” shall mean any Person declared to be an Adverse Person by the Board of Directors upon a determination that the criteria set forth in Section 11(a)(ii)(B) apply to such Person; provided, however, that the term “Adverse Person” shall not include the Investor and be inapplicable to the Purchase Agreement and the Warrant and the consummation of the transactions contemplated thereby, including the exercise of the Warrant by the Investor in accordance with its terms.

2.               Exhibits.  Exhibit B of the Rights Agreement is hereby amended and restated to read in its entirety as attached hereto.

3.               Rights Agreement.  On or after the date hereof, each reference in the Rights Agreement (including the Exhibits thereto) to “This Agreement,” “hereunder,” “herein” or words of like import shall mean and be a reference to the Rights Agreement as amended hereby and all Exhibits thereto shall be deemed to be amended to reflect the amendments made hereby.

4.               Effective Date.  This Amendment shall be effective as of the date of its execution and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

5.               Capitalized Terms.  Capitalized terms which are used but not defined herein shall have the meaning ascribed to such terms in the Rights Agreement.

6.               Enforceability.  If any term, provision, covenant, or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired, or invalidated.

7.               Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the Commonwealth of Pennsylvania and for all purposes shall be governed by and construed in accordance with the laws of the Commonwealth applicable to contracts made and to be performed entirely within the Commonwealth; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

8.               Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

VIST FINANCIAL CORP

By:	/s/ Robert D. Davis
Robert D. Davis
President and Chief Executive Officer

Attest:	/s/ Jenette L. Eck
Jenette L. Eck
Secretary

AMERICAN STOCK TRANSFER & TRUST COMPANY

By:	/s/ Herbert J. Lemmur
Herbert J. Lemmur
Vice President

Attest:	/s/ Susan Silber
Susan Silber
Assistant Secretary

Exhibit B

SUMMARY OF RIGHTS TO PURCHASE
COMMON STOCK

On September 19, 2001, the Board of Directors of VIST Financial Corp. (formerly known as Leesport Financial Corp. and First Leesport Bancorp, Inc.) (the “Company”) declared a dividend distribution of one right (a “Right”) for each outstanding share of the Company’s common stock, par value $5.00 per share (the “Common Stock”), to shareholders of record at the close of business on October 10, 2001.  The Board of Directors amended the terms and conditions of the Rights as of March 3, 2008 and December 17, 2008.  Each Right entitles the registered holder to purchase from the Company one share of Common Stock, at a purchase price of $70.00, subject to adjustment.  The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement, dated as of March 3, 2008, as amended December 17, 2008 (collectively, the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent.

Initially, the Rights will be evidenced by Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed.  The Rights will separate from the Common Stock and be distributed (the “Distribution Date”) upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired 15% or more of the outstanding shares of Common Stock or voting securities representing 15% or more of the total voting power of the Company; (ii) 10 business days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group acquiring 15% or more of such outstanding shares of Common Stock or total voting power; or (iii) 10 business days following the determination by the Board of Directors that, with respect to any person who, alone or together with his affiliates or associates, has acquired 4.9% or more of such outstanding shares of Common Stock or total voting power of the Company, such beneficial ownership by such person is intended in the view of the Board of Directors to cause the Company to take actions to provide short-term financial gain to such person under circumstances not in the best long-term interests of the Company and its other shareholders (any such person referred to as an “Adverse Person”).

On December 17, 2008, the Board of Directors and the Rights Agent amended the provisions of the Rights Agreement to provide that both the terms “Acquiring Person” and “Adverse Person” shall not include the United States Department of the Treasury (the “Investor”) and be inapplicable to a certain Letter Agreement, dated December 19, 2008, between the Company and the Investor and a warrant (the “Warrant”) to purchase 364,078 shares of Common Stock issued to the Investor and the consummation of the transactions contemplated thereby, including the exercise of the Warrant by the Investor in accordance with its terms.

Until the Distribution Date, the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, and the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.  The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 19, 2011, unless earlier redeemed as described below.

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After the Rights become exercisable, upon the occurrence of certain events specified in the Rights Agreement, including the acquisition of the Company in a merger transaction or a sale of 50% or more of the Company’s assets or earning power, each holder of a Right will thereafter have the right to receive upon exercise of the Right, Common Stock (or common stock of the acquiring company depending on the type of transaction) having a market value equal to twice the exercise price of the Right.  If the Rights become exercisable, all Rights beneficially owned by an Acquiring Person or an Adverse Person will be null and void.  Rights are not exercisable under any circumstances until such time as the Rights are no longer redeemable as described below.

For example, at an exercise price of $70.00 per Right, each Right not owned by an Acquiring Person or an Adverse Person following an acquisition of the Company in a merger transaction in which the Company is the legally surviving entity would entitle its holder to purchase $140.00 worth of Common Stock (based on the lowest closing price over the prior twelve months) for $70.00.  Assuming that the lowest closing price of the Common Stock during the prior twelve months was $17.50, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $70.00.

At any time until ten business days following the Stock Acquisition Date, the Company may, by action of a majority of the Board of Directors, redeem the Rights at a price of $0.001 per Right.  At any time prior to the date the Rights would otherwise become nonredeemable, a majority of the Board of Directors may extend the period for redemption.

Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.  The Board of Directors may not redeem the Rights following a determination that any person is an Adverse Person.

Copies of the Rights Agreement are available free of charge from the Rights Agent.  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

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